Exhibit 99.1

TRILLION ENERGY INTERNATIONAL ANNOUNCES NEW MANAGEMENT

APPOINTMENTS AND ISSUES STOCK OPTIONS

July 28, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide an update on a senior executive appointment and new management hires as follows.

Senior Executive Appointment

Kubilay Yildirim has been promoted to Chief Operating Officer for Trillion. He has been the General Manager of Park Place Energy Turkey Limited, Trillion’s Turkiye subsidiary. He is also a director of Trillion. Mr. Yildirim has 24 years hands-on experience in drilling, production, seismic acquisition, and logistics for both onshore and offshore projects in Turkey. He has spent most of his career with the Company including during the discovery and initial development of the SASB gas field. Mr. Yildirim has a degree in Petroleum and Natural Gas Engineering from Middle East Technical University and an MBA from Bilgi University in Istanbul.

Non-Executive Appointments

Mr. Huseyin Nevzat Topaloglu is appointed SASB Project Manager. He has a BS Degree in Petroleum Engineering from Middle East Technical Univ. and MS Degree in Petroleum Engineering from Stanford University (1971). He worked as a well-site drilling engineer, drilling supervisor, senior staff drilling engineer and drilling manager in several companies and has fifty years of experience in operation execution and planning and designing oil and gas wells in Turkey, the Aegean Sea, Black Sea, Sea of Marmara, Israel and Libya.

Mr. Fadil Duman is appointed SASB Drilling Manager. He has 18 years of experience in the oil and gas industry focused on drilling, completion and workover engineering matters for land and subsea wells. He started his career in Turkish Petroleum Corporation then followed by Chevron, Petoil Inc, Crescent Petroleum and Park Place Energy. Fadil served in different locations such as Middle East countries and the Western Atlantic Coast of Central Africa countries. He is additionally a skilled expert on deep-water drilling design and operations. Fadil holds several licenses and certifications and holds a BSc. degree in Petroleum and Natural Gas Engineering from Istanbul Technical University.

Mr. Gokhan Solak is appointed SASB Senior Drilling Engineer. He has 15+ years of experience including 4 years in offshore wells and 11 years in onshore wells as a Drilling Supervisor. He has worked at offshore wells in the Black Sea and the Mediterranean Sea and has experience in Northern Iraq, Afghanistan, and Kazakhstan regions. Gokhan has a Bachelor of Science degree from Middle East Technical University, Petroleum and Natural Gas Department.

Mr. Ergin Ince is appointed Shorebase Manager. He has 20 years of experience in several E&P companies, for both offshore and onshore projects as Procurement and Shorebase Manager. He has undertaken the responsibilities in designing procurement policies, quality management systems, logistics modelling and planning, shorebase configuration and installation and management, and marine services. Ergin has a degree in department of public finance from Uludağ University.

Issuance of Stock Options

The Company has approved the grant of an aggregate of 2,560,000 stock options (the “Options”) to purchase up to 2,560,000 common shares (the “Shares”) in the capital of the Company to one director and officer and two employees of the Company, in accordance with the Company’s Stock Option Plan. The Options are exercisable for a period of 3 years unless terminated pursuant to the terms of the stock option plan. The Options are exercisable at $0.30 per Share. 1,310,000 Options were granted to an employee of which 650,000 vest immediately and 660,000 in one year. 1,000,000 Options were issued to an employee of which 500,000 vest immediately and 500,000 in one year. An employee received 250,000 Options vesting immediately.

Pursuant to the policies of the Canadian Securities Exchange, the Options are subject to a hold period of four months from the date of the Option Grant.

The grants of Options to the senior officer of the Company was a “related party transactions” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on section 5.5(b) of MI 61- 101 for an exemption from the formal valuation requirements of MI 61- 101 in respect of the Options granted to the officer of the Company as no securities of the Company are listed on a specified market as defined in MI 61- 101. Trillion relied on section 5.7(a) of MI 61-101 for an exemption from the minority approval requirements of MI 61-101 in respect of the Options granted to the directors and officers of the Company as neither the fair market value of the subject matter of, nor the fair market of the consideration for, the options granted to the directors and officers of exceeded 25% of the Company’s market capitalization.

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.